SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 20, 2004

MIND C.T.I. LTD.
(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

MIND C.T.I. LTD.

Results of MIND's Annual General Meeting

MIND C.T.I. Ltd. ("MIND") held its Annual General Meeting ("AGM") on April 13, 2004. A description of the issues on the agenda for the AGM is included in the proxy statement forming part of the report on Form 6-K submitted by MIND on March 22, 2004. The following matters were resolved by MIND's shareholders at the AGM:

  Ms. Eisinger was re-elected as a Class I director of the Company to serve until the Annual General Meeting to be convened in the third year following this re-election;
  Mr. Amnon Neubach was re-elected as an outside director of the Company for a term of three years;
  each of the Mind 1998 Share Option Plan and Mind 2000 Share Option Plan, was extended and shall continue as if not terminated until December 31, 2010;
  the aggregate option pool reserved under the MIND 1998 Share Option Plan and the MIND 2000 Share Option Plan was increased by an additional 1,000,000 Ordinary Shares;
  the Company's Auditor, Kesselman & Kesselman, were re-appointed as the auditor of the Company until the close of the next Annual General Meeting, and the Board of Directors was authorized to determine its remuneration or to delegate the Audit Committee of the Company to do so;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MIND C.T.I. LTD.

                                    /s/ Monica Eisinger

                                    Monica Eisinger
                                    President, Chairperson of the Board
                                    of Directors and Chief Executive Officer

Dated: April 19, 2004